DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

December 16, 2024

VIA EDGAR
==========
Kenneth Ellington
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	83 Investment Group Income Fund; File Nos. 333-281984 and 811-24001

Dear Mr. Ellington,

On September 6, 2024, 83 Investment Group Income Fund (the “Fund” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-2 (the “Registration Statement”). On October 7, 2024, Michael Rosenberg provided written comments regarding the Registration Statement. On November 13, 2024, the Registrant filed pre-effective amendment 1 to the Registration Statement (the “Amendment 1”). On November 25, 2024, you provided oral accounting comments regarding the Amendment. On December 4, 2024, Michael Rosenberg provided oral comments regarding the Amendment. On December 10, 2024, Michael Rosenberg provided oral comments regarding the Declaration of Trust. On December 12, 2024, the Registrant filed pre-effective amendment 2 to the Registration Statement (the “Amendment 2”). On December 13, 2024, you provided oral accounting comments on Amendment 2. Please find below your comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

1.	Please confirm supplementally that the Fund will not sell shares using this registration statement until after the reorganization.

The Registrant so confirms.

2.	In footnote 1 to fee table, there is a reference to footnote 2, but it should be a reference to footnote 3. Please correct the typo.

The Registrant has revised the disclosure as requested.

3.	In the Schedule of Investments in the Financial Statements, please disclose either (1) the end of period interest rate or (2) the end of period reference rate. If the reference rate is used (as it is currently), add a note to schedule that states what the reference rate was at the end of the period as required by Article 12-12, footnote 4 of Regulation S-X.

The Registrant has revised the disclosure as requested by adding a column for the end of period interest rate.

4.	In the Schedule of Investments in the Financial Statements, please include all footnotes required by Article 12-12 of Regulation S-X (for example, a note identifying any securities that are non-income producing appears to be missing as private funds are typically not income producing).

The Registrant’s fund accountants have confirmed to the Registrant that all required footnotes have been included. The private funds were income producing, so the footnote referenced in your comment was not required.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle